SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                          ------------------------

                                SCHEDULE TO

                           TENDER OFFER STATEMENT
                 (UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                      SECURITIES EXCHANGE ACT OF 1934)

                               Amendment No.1
                          ------------------------

                        CHICAGO RIVET & MACHINE CO.
                              (Name of Issuer)
                    CHICAGO RIVET & MACHINE CO. (Issuer)
           (Name of Filing Person (identifying status as Offeror,
              Issuer or Other Person)) COMMON STOCK, PAR VALUE
                              $1.00 PER SHARE
                       (Title of Class of Securities)
                                168088-10-2
                   (CUSIP Number of Class of Securities)

                              John C. Osterman
                                 President
                        Chicago Rivet & Machine Co.
                             901 Frontenac Road
                            Naperville, Illinois
                               (630) 357-8500

               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications
                      on Behalf of the Filing Person)
                                  COPY TO:
                       Charles W. Mulaney, Jr., Esq.
              Skadden, Arps, Slate, Meagher & Flom (Illinois)
                           333 West Wacker Drive
                          Chicago, Illinois 60606
                               (312) 407-0700



                         CALCULATION OF FILING FEE

             TRANSACTION VALUATION*       AMOUNT OF FILING FEE
                   $5,175,000                    $1,035

----------------
* Assumes purchase of 225,000 shares of common stock, par value $1.00 per share, at the maximum tender offer price of $23.00 per share.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  $1,035            Filing Party: Chicago Rivet & Machine Co.
     Form or Registration No.:  Schedule TO     Date Filed:  March 16, 2000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|  Third-party tender offer subject Rule 14d-1.      |X|   Issuer-tender offer subject to Rule 13e-4.
|_|  Going-private transaction subject to Rule 13e-3.  |_|   Amendmenteto.Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

      This Amendment No. 1 to Tender Offer Statement on Schedule TO relates to the offer by Chicago Rivet & Machine Co., an Illinois corporation, to purchase up to 225,000 shares (or such lesser number of shares as are properly tendered) of its Common Stock, par value $1.00 per share, including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of November 22, 1999, between the Issuer and First Chicago Trust Company of New York, as the Rights Agent, at a price not in excess of $23.00 nor less than $20.00 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 16, 2000 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer.

      The Offer to Purchase and the related Letter of Transmittal, copies of which were previously filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), are hereby amended as follows in response to Item 4 of this Tender Offer Statement on Schedule TO:

      The paragraph under the heading entitled "Forward-Looking Statements" in the Offer to Purchase is deleted and the following is inserted in lieu thereof:

            This Offer to Purchase contains statements that are not historical facts and constitute projections, forecasts or forward-looking statements. When we use words like "believes," "anticipates," "expects" or similar expressions or when we discuss our strategy and plans, we are making projections, forecasts or forward looking statements. These statements are subject to risks and uncertainties which could cause actual circumstances to differ materially from those expressed in these statements. These risks and uncertainties include, among others:

          - the ability of Chicago Rivet to maintain its relationships with its significant customers,

          - increases in the prices of, or limitations on the availability of, Chicago Rivet's primary raw materials, or

          - a downturn in the automotive industry, upon which Chicago Rivet relies for sales revenue, and which is cyclical and dependent on, among other things, consumer spending, international economic conditions and regulations and policies regarding international trade.

          Many of these factors are beyond our ability to control or predict. Readers are cautioned not to place undue reliance on these projections, forecasts and forward-looking statements. Please be advised that the safe harbor protections of the Private Securities Litigation Reform Act of 1995 are not applicable to statements made in connection with a tender offer.

      The following sentences are hereby added before the last sentence in the second full paragraph on page 10 of the Offer to Purchase in "2. Background and Purpose of the Offer; Certain Effects of the Offer":

      On April 3, 2000, Chicago Rivet received a letter from the third party demanding the right to examine the record of shareholders of Chicago Rivet and certain other specified records and documents for the stated purpose of facilitating such party's communication with other shareholders in connection with its interest in pursuing a possible "business combination" with Chicago Rivet. No further information regarding any possible business combination was included in the letter.

      Each occurrence of the phrase "sole judgment" in "6. Certain Conditions of the Offer" of the Offer to Purchase is deleted and the phrase "reasonable judgment" is inserted in lieu thereof.

      The second sentence of the second to last paragraph in "6. Certain Conditions of the Offer" of the Offer to Purchase is hereby deleted and replaced with the following language:

      "Chicago Rivet's failure at any time to exercise any of the rights referred to above shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Date."

      The Offer to Purchase and the related Letter of Transmittal, copies of which were previously filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), are hereby amended as follows in response to Item 7 of this Tender Offer Statement on Schedule TO:

      The following sentence is hereby added to the end of the first paragraph in "9. Source and Amount of Funds":

      Other than the commitment letter described above, Chicago Rivet has no alternative financing arrangements or alternative financing plans to fund the purchase of shares tendered pursuant to the offer.


                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the informa tion set forth in this statement is true, complete and correct.

                                      CHICAGO RIVET & MACHINE CO.


                                      By: /s/ John C. Osterman
                                         ---------------------------------
                                          Name:  John C. Osterman
                                          Title: President


Date:  April 5, 2000